Ossen Innovation Awarded Title of ‘Outstanding Foreign-Invested Enterprise’

SHANGHAI, February 21, 2014 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that the Company was recently awarded the national title of ‘outstanding foreign-invested enterprise.’ This prestigious recognition is awarded by the China Association of Enterprises with Foreign Investment, a division of the Ministry of Commerce of the PRC.

Separately, Ossen’s two new products, 15.24 mm 1860 MPa coated steel strand and 7.0 mm 1670 MPa high performance zinc coated steel wire, received key new products identification from the Jiangxi Provincial Department of Science and Technology.

“We are very pleased to be honored again with this important national title,” said Dr. Liang Tang, Chairman of Ossen Innovation. “This award is further confirmation of our high quality, leading edge and durable products. I am proud of our R&D team who continue to develop innovative product solutions for infrastructure projects throughout China,” concluded Dr. Tang.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations FCC Group LLC Phone: +1-347-850-7098 Email: ir@ossencorp.com